Her Song Film, LLC
(the “Company”)
a New York Limited Liability Company

Financial Statements (unaudited) and Independent Accountant’s Review Report

Inception through May 31, 2024

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Her Song Film, LLC Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of inception to May 31, 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
June 4, 2024

HER SONG FILM, LLC STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of Inception through May 31, 2024
ASSETS	
Current Assets:	
Cash & cash equivalents	-
Accounts Receivable	-
Other Current Assets	100
Total Current Assets	100
Non-Current Assets:	
Fixed Assets - net	-
Total Non-Current Assets	-
TOTAL ASSETS	100
LIABILITIES AND EQUITY	
Current Liabilities:	
Accounts Payable	-
Total Current Liabilities	-
Non-Current Liabilities:	
Total Non-Current Liabilities	-
TOTAL LIABILITIES	-
EQUITY	
Member's Capital	100
Accumulated Deficit	-
TOTAL EQUITY	100
TOTAL LIABILITIES AND EQUITY	100

HER SONG FILM, LLC STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	As of Inception through May 31, 2024
Revenues	
Sales	-
Cost of Production	-
Gross Profit	-
Operating Expenses	
Advertising & Marketing	-
Payroll	-
General and Administrative	-
Total Operating Expenses	-
Total Loss from Operations	-
Other Expense	
Interest Expense	-
Interest Income	-
Total Other Income/Expense	-
Earnings Before Income Taxes, Depreciation, and Amortization	-
Depreciation Expense	-
Amortization Expense	-
Net Income (Loss)	-

HER SONG FILM, LLC STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	As of Inception through May 31, 2024
OPERATING ACTIVITIES	
Net Income (Loss)	-
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Depreciation Expense	-
Amortization Expense	-
Accounts Receivable	-
Other Current Assets	(100)
Accounts Payable	-
Other Current Assets	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(100)
Net Cash provided by (used in) Operating Activities	(100)
INVESTING ACTIVITIES	-
Fixed Assets - net	-
Net Cash provided by (used in) Investing Activities	-
FINANCING ACTIVITIES	
Member's Capital	100
Net Cash provided by (used in) Financing Activities	100
Cash at the beginning of period	-
Net Cash increase (decrease) for period	-
Cash at end of period	-

HER SONG FILM, LLC STATEMENT OF CHANGES IN MEMBER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Member's Capital		Retained earnings	
	Units	$ Amount	(Deficit)	Total Member's Equity
Inception	-	-	-	-
Contribution	1,050	100	-	100
Distribution	-	-	-	-
Net income (loss)	-	-	-	-
Ending balance at May 31, 2024	1,050	100	-	100

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Her Song Film, LLC ("the Company") was formed in New York on April 30, 2024. The purposes of the Company are: (i) to operate as a Special Purpose Vehicle ("SPV") for the purpose of investing and raising funds to produce, complete, deliver, and market the motion picture presently entitled "Her Song", (ii) to engage in any lawful act or activity for which limited liability companies may be formed pursuant to the Act; (iii) to do all things necessary or useful in connection with the foregoing; and (iv) to do every other act or acts incidental to, or arising from, or connected with, any of the foregoing. The Company is located in Albany, NY.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of

contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $0 in cash as of May 31, 2024.

Other Assets

The Company is owed a total of $100 from the two Managing Members for capital contributions.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will earn revenue when the film, Her Song, is released or distributed. Revenue may be earned through a distribution company that pays for the rights to the film when found. Otherwise, customers could be audience members or companies that bring the film directly to audiences, who pay to see it or pay for the rights to show it.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company does not have any debt or other long term obligations.

NOTE 6 – EQUITY

The Members' interests in the Company shall be represented by Membership Units. The Company has established three classes of Membership Units: Class A, Class B, and Class C. Membership Units authorized are: 1,400- Class A, 300- Class B, and 300- Class C.

As of May 31, 2024, 75% of Class A Membership Interests have been issued to the two Member Managers, with each receiving 525 membership units, an equivalent of 37.5% interest. The remaining 25% (350 Membership Units) of Class A Membership Interests are unissued and have been set aside for future coproducers.

No Class B or Class C Membership Interests have been issued.

Class A Membership Units
The Company intends to allocate up to 175 Class A Membership Units to one or more prospective Class A Members, which are authorized but not yet issued as of May 31, 2024. The managing members shall have all power and authority to identify prospective Class A Members and to take such actions as are reasonably necessary to have such prospective Class A Members become Class A Members.

Class B Membership Units
The Company intends to sell up to 300 Class B Membership Units (collectively, the “Class B Shelved Units”) to one or more prospective Class B Members, which Early Shelved Units are authorized but not yet issued as of May 31, 2024. The managing members shall have all power and authority to identify prospective Class B Members and to take such actions as are reasonably necessary to have such prospective Class B Members become Class B Members.

Class C Membership Units
The Company intends to sell up to 300 Class C Membership Units (collectively, the “Class C Shelved Units” and together with the Class B Shelved Units the “Shelved Units”) to one or more prospective Class C Members, which Standard Shelved Units are authorized but not yet issued as of May 31, 2024. The Managing members shall have all power and authority to identify prospective Class C Members and to take such actions as are reasonably necessary to have such prospective Class C Members become Class C Members.

Creating New Classes of Membership Units. Subject to any consents required under this Agreement, the managing members may create additional classes of Membership Units, and designate the rights and attributes of any additional classes of Membership Units as necessary to reflect the creation of any such new class of Membership Units.

Contributions

No capital contributions have been made as of May 31, 2024. The Company is owed a total of $100 from the two Managing Members. The Company recently established its bank account and the Managing Members expect to make the contributions within the next month.

Distributions

Distributions out of Available Cash shall be made annually, or more frequently in the sole discretion of the managing member(s), as follows:

First, one hundred percent (100%) of Adjusted Gross Proceeds shall be paid to Class B Members and Class C Members on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of their Capital Contribution,) and pari passu basis until such time, if ever, (i) as the Class B Member has received an amount equal to one hundred twenty five percent (125%) of the Capital Contribution and (ii) the Class C Members has received an amount equal to one hundred and twenty percent (120%) of the Capital Contributions (the "Return of Capital"); then (ii) any remaining Adjusted Gross Proceeds shall be referred to as "Net Profits", and shall be paid as follows: (a) seventy percent (70%) to Class A Members; and (b) thirty percent (30%), in the aggregate, to Class B Members and Class C Members on a pro rata (based on the ratio that their respective Capital Contributions. All third-party participations in Net Profits shall be borne out of Company's share of Net Profits. (iii) following the Return of Capital, one hundred percent (100%) of Available Cash shall be thereafter distributed to all Members, regardless of their class of membership, on a pro rata basis according to their respective Percentage Interests at such time.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to May 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 4, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.